UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Significant Event issued by Masisa S.A on September 27, 2007.

Santiago, September 27, 2007

Mr. Superintendent
Superintendency of Securities and Insurance

Ref.:	SIGNIFICANT EVENT
Masisa S.A.
(Securities Registry N°825)

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 on the Securities Market and in General Regulation Nº30 of the Superintendency of Securities and Insurance, and duly empowered to such effect by the Board of Masisa S.A. (hereinafter referred to as “Masisa”), I hereby inform you of the following significant event concerning Masisa and its business:

An ordinary board meeting of Masisa, held on September 26, 2007, approved the construction in Rio Grande do Sul, Brazil of (i) a medium density particleboard (“MDP”) mill with a production capacity of 550,000 cubic meters per annum and (ii) a melamine line with a capacity of 220,000 cubic meters a year. The project totals an industrial investment of approximately US$119 million.

This investment will be financed with Masisa’s own resources and debt.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

Item 2. Press release issued by Masisa S.A. on September 27, 2007:

For further information, please contact:	Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

PRESS RELEASE

Masisa’s Board approves plant construction in Brazil

▪	Masisa Brasil will complete its product mix with the production of Medium Density Particleboard (MDP), and will make the full offering of wood panels now produced by the Company in the country.

▪	This new mill will mainly supply the domestic market in Brazil.

Santiago, September 27, 2007. - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”), in an ordinary board meeting held yesterday, September 26, approved the construction of an MDP mill in the city of Montenegro, in the state of Rio Grande do Sul in Brazil.

This investment envisages production of 550,000 cubic meters of MDP a year and includes a melamine line with a capacity of 220,000 cubic meters a year. The project totals an industrial investment of approximately US$119 million.

“This investment is a great opportunity for Masisa to boost its presence as a major player in the Brazilian market, virtually doubling our production capacity in the country,” said Enrique Cibié, Masisa’s CEO.

The start-up of this new project, which will mainly supply the Brazilian market, is scheduled for late 2009.

Masisa Brasil will complete its product mix with this new MDP production line, incorporating the full offering of wood panels produced by the Company.

“The Company is constantly analyzing different opportunities that arise in the region to grow, maintain and consolidate its leadership in each of the countries where it is present,” Cibié said.

Masisa currently has two plants in Brazil, a distribution network of 40 “Placacentros” (licensed retail outlets) and approximately 17,000 hectares of forest holdings.

About Masisa

Masisa is a leading furniture and interior architecture board production and marketing company in Latin America. It has forest assets throughout most of the region, thereby guaranteeing the raw material for the board business. Masisa’s value proposal is to be a reliable brand, close to all its stakeholders, anticipating market needs by means of product and service innovation, and operating responsibly towards society and the environment.

The Company has 13 productive plants in Chile, Argentina, Brazil, Venezuela and Mexico, all of which must have ISO 14.001 and OHSAS 18.001 certification. It is currently building an MDF mill in Cabrero, Chile, which will have a capacity of 340,000 m3 a year and will be the Company’s largest mill in Latin America and mainly supply the foreign market.

Masisa has three other business units that operate in synergy with the core board business unit: forestry, solid wood and retail, which generate value and make the Company more competitive.

Masisa is a publicly traded corporation and its shares are traded on the Santiago Stock Exchange and the New York Stock Exchange (NYSE:MYS) by means of ADRs.

The company had total sales of US$886.5 million in 2006.

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes
General Counsel